UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-42648

NEXUS ADVANCED TECHNOLOGIES INC.

(formerly K Wave Media Ltd.)

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

extraordinary GENERAL MEETING

Nexus Advanced Technologies Inc. (formerly K Wave Media Ltd.), a Cayman Islands exempted company (the “Registrant” or the “Company”), will hold an Extraordinary General Meeting (the “Meeting”) at 11 a.m., Eastern Time, on December 28, 2026. The Meeting will be held virtually pursuant to the Company’s second amended and restated memorandum and articles of association.

Shareholders of record who hold ordinary shares, $0.0001 par value per share, at the close of business on November 12, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Purpose of the Proposed Share Consolidation

Among the matters to be considered at the Meeting is a proposal to consolidate every eight (8) issued and unissued ordinary shares of the Company into one (1) ordinary share (the “Share Consolidation”). The Board of Directors is proposing the Share Consolidation in order to increase the per-share trading price of the Company’s ordinary shares. The Board believes that the Share Consolidation will help the Company better meet the minimum bid price requirements of the Nasdaq Stock Market and may also improve the marketability and liquidity of the ordinary shares, which the Board considers to be in the best interests of the Company and its shareholders.

In connection with the Meeting, the Company hereby furnishes the following documents:

Attached as Exhibit 99.1 to this Report is the Notice of the Meeting, together with the Form of Proxy Card for use in connection with the Meeting.

APPOINTMENT OF NEW DIRECTOR

Effective November 1, 2026, the Board of Directors of the Company appointed Tang Siu Fung as a director of the Company.

Tang Siu Fung has served as the Chief Executive Officer, a director and Chairman of the Board of Directors of Mega Fortune Company Limited (NASDAQ:MGRT) since August 6, 2024. Mr. Tang has over 20 years of experience in the banking and financial services industry and has gained extensive corporate finance and advisory experience and knowledge over the years through service at both international and local financial institutions in Hong Kong. He served as the senior sales leader at The Hong Kong and Shanghai Banking Corporation Limited from July 2011 to October 2011 and as the Branch Manager at Standard Chartered Bank (Hong Kong) Limited from December 2011 to September 2016. Since November 2016, Mr. Tang has served as a director of RTG Global Management Limited. Mr. Tang founded Road to Greatness Consultancy Company Limited in 2017 and has served as its CEO and Chairman of the board. Road to Greatness Consultancy Company Limited is a financial investment and business training company. Mr. Tang has served as a director of RTG Motor Management Limited since May 2017. He has served as a director of GSH Capital Holdings Limited since May 2018. Since September 2021, Mr. Tang has served as a director of Sparta Universal Industrial Limited. He has served as a director of each of Loyalty Global Investment Management and Loyalty Global SPC since June 2022. Mr. Tang served as Chief Marketing Officer at SquareDog Robotics Limited from 2022 to 2023. SquareDog Robotics Limited is a robotics company. Mr. Tang has served as a director of GSH Capital Limited since September 2023. He served as the President, CEO and Chairman of the Board of Flywheel Advanced Technology, Inc. (FWFW:OTC US) from July 2021 to July 2024. Mr. Tang received his Bachelor of Science in Accounting & Finance and Master of Business Administration (MBA) from Institute Prima Bestari of Pine in 2010.

Exhibit No.	Description of Exhibit
99.1	Notice of Extraordinary General Meeting

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexus Advanced Technologies Inc.

Date: November 13, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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